3/19/2004 1

04002124

SECURITIE⸱⸱⸱⸱⸱SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 26 2004
816

SEC FILE NUMBER
8- 46868

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairview Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___19 Old King's Highway South, Suite 12___
                            (No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce G. Kinloch   (203) 655-7100
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian A. Sutton, P.C.
                 (Name – if individual, state last, first, middle name)

53 Old King's Highway North	Darien	CT	06820
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 18 2004
	THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Bruce G. Kinloch_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Fairview Securities, Inc._____ , as of _____December 31_____ , 20 03____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COLLEEN M. MORIN
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2004

_____
Notary Public

_____
Signature

President
Title

and Sworn to before me, a
in and for County of Fairfield
of Connecticut, this 23rd
February 2004

Colleen M. Morin
Notary Public
Commission Expires April 30, 2

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRIAN A. SUTTON, P.C.
CERTIFIED PUBLIC ACCOUNTANT
53 OLD KINGS HIGHWAY NORTH, SUITE 203
DARIEN, CONNECTICUT 06820

TEL. (203) 655-3990
FAX (203) 655-9943
BRIAN@SUTTONCPA.COM

Board of Directors
Fairview Securities, Inc.

In planning and performing our audit of the financial statements of Fairview Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including test of compliance with such practices and procedures) followed by Fairview Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ending December 31, 2003.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Darien, Connecticut
January 26, 2004



FAIRVIEW SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2003
(PUBLIC)

FAIRVIEW SECURITIES, INC.

Index to Financial Statement and Supplemental Information

BRIAN A. SUTTON, P.C.

CERTIFIED PUBLIC ACCOUNTANT

53 OLD KINGS HIGHWAY NORTH, SUITE 203
DARIEN, CONNECTICUT 06820

TEL. (203) 655-3990
FAX (203) 655-9943
BRIAN@SUTTONCPA.COM

- INDEPENDENT ACCOUNTANT'S REPORT -

Board of Directors
Fairview Securities, Inc.

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17(a)-5 of The Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darien, Connecticut

January 26, 2004

(1)

FAIRVIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Current Assets:

Cash	$15,682
Other Current Assets	7,755
Total Current Assets	$23,437

Total Assets	$ 23,437

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$ 5,625
Total Current Liabilities	5,625
Total Liabilities	$ 5,625

Stockholders' Equity:

Capital Stock - no par value authorized - 20,000 shares; 7,250 shares issued; 7,250 shares outstanding	145,000
Deficit in Retained Earnings	(127,188)
Total Stockholders' Equity	17,812
Total Liabilities and Stockholders' Equity	$ 23,437

See accompanying notes to these financial statements.

FAIRVIEW SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2003

Fee Income	$ 192,860
Expenses	(203,943)
Operating Loss	(11,083)
Other Income	0
Net Loss Before Income Taxes	(11,083)
Income Tax Provision	(0)
Net Income (Loss)	$ (11,083)

See accompanying notes to these financial statements.

(3)

FAIRVIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2003

	Common Stock	(Deficit) in Retained Earnings
Balances at January 1, 2003	$ 130,000	$(116,105)
Net (Loss)	--	(11,083)
Sale of 750 Common Shares	15,000	--
Balances at December 31, 2003	$145,000	$(127,188)

See accompanying notes to these financial statements.

(4)

FAIRVIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash Flows from Operating Activities:

Net (Loss)	$ (11,083)
Adjustments to Reconcile Net (Loss) to Net Cash Used in Operating Activities:	
Decrease in Loans Receivable	0
Increase in Other Current Assets	(622)
Decrease in Accounts Payable and Accrued Expenses	(3,964)
Net Cash (Used) in Operating Activities	(15,669)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Proceeds from Sales of Common Stock	15,000
Net Cash (received from) Financing Activities	15,000
Net Decrease in Cash	(669)
Cash, December 31, 2002	16,351
Cash, December 31, 2003	$15,682
Supplemental Cash Flow Information	
- Income taxes paid during 2003	$ 0
- Interest paid during 2003	$ 0

See accompanying notes to these financial statements.

(5)

FAIRVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BUSINESS

Fairview Securities, Inc ("FS") is a Connecticut Corporation formed on November 12, 1993. FS's business activities include raising capital from institutional investors for investment funds or advisors. FS provides consulting and sales support services to Registered Investment Advisors. FS is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Estimates and assumptions may affect the amount of assets and liabilities, revenue and expenses reported in the financial statements. The actual end result may vary from the estimate used at the time of financial statement preparation.

Cash and Cash Equivalents

Fairview considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

Exemption From SEC Rule 15c3-3

Fairview does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 3. RELATED PARTY TRANSACTIONS

The three stockholders of the Company own 100% of an LLC, Fairview Partners, LLC (F.P.).

FAIRVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. RELATED PARTY TRANSACTIONS-continued

On January 29, 2004, a written agreement was signed between F.P and the Company that covers 2004, that calls for $42,000 to be paid by F.P. to the Company as an Administrative Services Fee.

NOTE 4. INCOME TAXES

Effective November 12, 1993, the Company obtained Internal Revenue Service approval to be taxed as an "S" Corporation. Therefore, there is no provision for Federal Corporate Income taxes as the income is taxed to the stockholder. "S" Corporations are no longer taxable in the State of Connecticut. The provision for income tax expense for 2003 is zero.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2003, the Company has net capital of $10,057, which was $5,057 in excess of its statutory requirements. The Company's ratio of aggregate indebtedness to net capital was 1:1.79.

(7)

● *SUPPLEMENTARY INFORMATION* ●

FAIRVIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2003

Computation of Net Capital:

Stockholders' Equity	$ 17,812
Add: Liabilities Subordinated to Claims of General Creditors	0
Allowed in Computation of Net Capital	17,812

Total Stockholders' Equity and Allowable Subordinated Liabilities

Deductions and/ or Charges:	
Non-allowable Assets:	
Other Current Assets	7,755
Current Capital	10,057
Less: Minimum Net Capital Requirement, Greater of one –fifteenth	
Of Aggregate Indebtedness of $ 4,350 or $5,000	5,000
Excess Net Capital	$5,057

AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$5,625
Total Aggregate Indebtedness	$5,625
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1: 1.79

STATEMENT PURSUANT TO SEC RULE 17A-5(D) (4):

There is a difference between the amounts reported in this computation of net capital and the corresponding amounts reported in the Company's unaudited December 31, 2003 Form X-17A-5 Part IIA filing.

Net capital per unaudited December 31, 2003 Form X-17A-5 Part IIA.	$11,282
Net capital per above computation	$ 10,057
Difference	1,225 *

* The difference of $1,225 represents an additional accounts payable item at December 31, 2003.

No material inadequacies were found to exist. In addition, no material inadequacies were found to have existed since the date of the previous audit.

The following items do not apply to the Company for the year ended December 31, 2003, and therefore, have not been presented.

- Statement of changes in liabilities subordinated to claims of creditors. The Company does not have any liabilities subordinated to claims of creditors.

- Computation for determination of reserve requirements pursuant to rule 15c3-3. Exemption is claimed under rule 15c3-3(k)(1). The Company is in compliance with the conditions of this exemption.

- Information relating to the possession or control requirements under rule 15c3-3. Exemption is claimed under rule 15c3-3 (k) (1). The Company is in compliance with the conditions of this exemption.

- A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

- The SIPC supplemental report is not required due to the suspension of the requirement.